UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 001-14260

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The GEO SAVE 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The GEO Group, Inc.

One Park Place, 621 NW 53rd Street, Suite 700

Boca Raton, Florida 33487

THE GEO SAVE 401(K) PLAN

December 31, 2014

Report of Independent Registered Public Accounting Firm

To the Corporate Retirement Committee

The GEO Save 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The GEO Save 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The GEO Save 401(k) Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at year end) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of The GEO Save 401(k) Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Miami, Florida

June 22, 2015

THE GEO SAVE 401(K) PLAN

Statements Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Investments, at fair value:
Separate account guaranteed interest contract	$21,449,855	$20,757,589
Mutual funds	76,655,636	70,782,370
The GEO Group, Inc. common stock	10,177,146	7,601,132

	108,282,637	99,141,091

Receivables:
Notes receivable from participants	5,689,507	5,215,738

Net assets available for benefits, at fair value	113,972,144	104,356,829

Adjustment from fair value to contract value for interest in separate account guaranteed interest contract relating to fully benefit-responsive investment contract	(968,856)	(251,302)

Net assets available for benefits	$113,003,288	$104,105,527

The accompanying notes are an integral part of these financial statements.

THE GEO SAVE 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits

For the year ended, December 31, 2014
Additions to net assets attributed to:

Investment income:
Net appreciation in fair value of investments	$2,617,300
Interest and dividends	4,571,410

Interest on notes receivable from participants	227,850

Contributions:
Participant	9,212,042
Employer	2,890,182
Rollover	1,812,044
Total contributions	13,914,268

Total additions	21,330,828

Deductions from net assets attributed to:
Benefits paid to participants	12,245,721
Administrative expenses	187,346

Total deductions	12,433,067

Net increase in net assets available for benefits	8,897,761

Net assets available for benefits, beginning of year	104,105,527

Net assets available for benefits, end of year	$113,003,288

The accompanying notes are an integral part to these financial statements.

THE GEO SAVE 401(K) PLAN

Notes to Financial Statements

December 31, 2014 and 2013

Note 1 - Plan Description

Plan Description - The GEO Save 401(k) Plan, (the “Plan”), amended in 2014 by The GEO Group, Inc. (the “Company”), is a defined contribution plan. The amendment to the Plan in 2014 was primarily administrative in nature and the Plan’s documents were restated to retroactively adjust the compensation limit requirement for participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following is a summary of major plan provisions. Participants should refer to the Plan document for more complete information.

Participation - An employee age 18 or older is eligible to participate in the Plan on the first day of the payroll period following the date of employment.

Contributions and Allocations - The Plan permits tax-deferred contributions from 1% to 75% of a participant’s annual compensation, subject to certain Internal Revenue Code (“IRC”) limitations. Amounts contributed by participants are fully vested when made. The Plan allows for rollovers of vested balances from previous employers’ qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company may contribute to the Plan either annual or bi-weekly matching contributions on behalf of participants who made elective deferrals during such period in an amount determined annually by the Company’s management. The Company may, at its discretion, designate a different matching contribution formula for participants at each separate work site, and/or participants with different job classifications. In order to be entitled to an allocation of the Company’s annual matching contribution, participants, as defined under the Plan, must be employed on the last day of the Plan year. Also, the Company, at its discretion, may make a basic voluntary contribution to the Plan each year.

Participant Accounts - Each participant’s account is adjusted with the participant’s contributions and the participant’s withdrawals, and allocations of the Company’s contributions, Plan earnings and expenses. Allocations are based on participant earnings or account balances as of the date of the allocation.

Notes Receivable from Participants - Participants may borrow from their accounts a minimum of $1,000 and a maximum not to exceed the lesser of $50,000, or 50% of their vested account balance. Loans are repayable through payroll deductions over a period not to exceed five years, unless used to acquire a principal residence, in which case the repayment period may not exceed ten years. Loans are secured by balances in participants’ vested accounts. The interest rates on loans outstanding as of December 31, 2014 and 2013 ranged from 4.25% to 9.25%.

Forfeited Accounts - At December 31, 2014 and 2013, forfeited non-vested amounts totaled approximately $99,000 and $223,000, respectively. Any non-vested portion of matching contributions credited to the accounts of participants who withdraw prior to becoming fully vested is forfeited and used by the Company to reduce future matching contributions and/or payment of eligible administrative expenses. The Company utilized approximately $319,000 of forfeitures for the payment of employer matching contributions for the year ended December 31, 2014.

Vesting - Participants vest in the Company’s contributions upon completion of three years of vesting service, as defined in the Plan. Additionally, Company contributions become fully vested upon normal retirement age, as defined by the Plan, death, or termination of employment as a result of a total or permanent disability.

Payment of Benefits - Eligible participants may elect to receive benefits in a lump-sum payment, a series of payments within one calendar year, a series of annual installments of approximately equal amounts to be paid over a period of five to ten years, or the employee’s vested benefit may be used to purchase an immediate or deferred annuity. The amount of benefits paid will be determined by the balance in the participant’s Plan account at the date of retirement, termination, death or disability.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements of the Plan are prepared on an accrual basis in accordance with U.S. generally accepted accounting principles (GAAP). Benefits are recorded as reductions to net assets when paid.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See below for discussion of Fair Value Measurements.

While investment contracts held by a defined contribution plan are required to be reported at fair value, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. The contract value is the relevant measurement since it represents the amount that the participant would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Fair Value Measurements - Accounting standards provide a framework for measuring investments at fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

Three levels of inputs may be used to measure fair value:

Level 1 - Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 - Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 - Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds - These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

The GEO Group, Inc. Common Stock - The GEO Group, Inc. common stock account is based on cash held in the account plus the ending quoted closing price of the common stock of the Company that is held by the account on the last day of the Plan year, including stock dividends received from the Company, and is classified within level 1 of the valuation hierarchy.

Separate Account Guaranteed Interest Contract (SAGIC) - These investments are made by the Plan in an Unallocated Group Fixed Annuity Contract which is invested in a Diversified Bond Separate Investment Account. The SAGIC fair value is measured based on the fair values of the underlying assets which primarily consist of publicly quoted corporate and municipal debt instruments. The SAGIC guarantees a fixed interest rate. The investment contract is classified within level

2	of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Plan has evaluated subsequent events through the date the financial statements were issued.

Note 3 - Fair Value of Investments

Below are the Plan’s investments carried at fair value on a recurring basis at December 31, 2014 and 2013 by the fair value hierarchy levels described in Note 2:

December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Investments, at fair value:
Separate account guaranteed interest contract	$—	$21,449,855	$—	$21,449,855
Mutual funds:
Large Cap Funds	16,216,354	—	—	16,216,354
Mid Cap Funds	6,840,297	—	—	6,840,297
Small Cap Funds	6,623,027	—	—	6,623,027
Global Funds	6,179,307	—	—	6,179,307
Target Retirement Funds	31,491,173	—	—	31,491,173
Income Funds	9,305,478	—	—	9,305,478
The GEO Group, Inc. common stock	10,177,146	—	—	10,177,146

Total investments, at fair value	$86,832,782	$21,449,855	$—	$108,282,637

December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Investments, at fair value:
Separate account guaranteed interest contract	$—	$20,757,589	$—	$20,757,589
Mutual funds:
Large Cap Funds	14,465,205	—	—	14,465,205
Mid Cap Funds	5,860,174	—	—	5,860,174
Small Cap Funds	7,126,842	—	—	7,126,842
Global Funds	6,032,547	—	—	6,032,547
Target Retirement Funds	28,575,496	—	—	28,575,496
Income Funds	8,722,106	—	—	8,722,106
The GEO Group, Inc. common stock	7,601,132	—	—	7,601,132

Total investments, at fair value	$78,383,502	$20,757,589	$—	$99,141,091

Unrealized gains/(losses) from the SAGIC are not included in the statement of changes in net assets available for benefits as the contract is recorded at contract value for purposes of the determination of net assets available for benefits.

Note 4 - Investments

Investments that represent 5% or more of the net assets available for benefits at December 31, 2014 and 2013 are as follows:

	2014	2013
Diversified Bond SAGIC, at contract value	$20,480,999	$20,506,287
Retire SMART 2030 Fund	9,556,735	8,759,921
Select Indexed Equity Fund	8,757,433	7,802,010
Retire SMART 2020 Fund	8,186,819	7,744,961
The GEO Group, Inc. Common Stock	10,177,146	7,601,132
Blue Chip Growth Fund	7,458,921	6,663,195
Retire SMART 2040 Fund	7,281,888	6,617,740

The following summarizes the net appreciation (including gains and losses on investments bought, sold and held during the year) in the fair value of investments for the year ended December 31, 2014:

Mutual funds	$179,512
The GEO Group, Inc. common stock	2,437,788

Net appreciation in fair value of investments	$2,617,300

Note 5 - Separate Account Guaranteed Interest Contract

The Plan has entered into a benefit-responsive investment contract with Mass Mutual Retirement Services Diversified Bond Separate Investment Account (the “SAGIC”). The SAGIC maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by the SAGIC. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the separate account guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract was $21,449,855 and $20,757,589 at December 31, 2014 and 2013, respectively. The average crediting interest rate is calculated by dividing the annual interest credited to the participants during the plan year by the average annual fair value of the investment. The separate account guaranteed interest contract does not allow the crediting interest rate below zero percent.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The separate account guaranteed investment contract does not permit the insurance company to terminate the agreement unless the Plan is not in compliance with the investment agreement.

Average Yields	2014	2013
Based on actual earnings	2.12%	2.27%
Based on interest rate credited to participants	2.12%	2.27%

Note 6 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

Note 7 - Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 8, 2010, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by the Internal Revenue Service. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

Note 8 - Administrative Expenses

The Plan pays for all costs of Plan administration, which includes third-party administrator fees. The costs of administration are passed on to the participants ratably based on participant balances.

Note 9 - Party-In-Interest Transactions

Certain Plan investments held during 2014 and 2013 are issued by MML Investors Services Inc., a subsidiary of Mass Mutual Life Insurance Company (“Mass Mutual”), the Plan’s third-party administrator. As such, these transactions qualify as party-in-interest transactions. The Plan also invests in The GEO Group, Inc. common stock and therefore, these transactions qualify as related party and party-in-interest transactions.

Note 10 - Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term which could materially affect the amounts reported in the statement of net assets available for benefits.

THE GEO SAVE 401(K) PLAN

(Plan Number 001, Employer Identification Number 65-0043078)

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2014

(a)	(b)	(c)	(d)
	Identity of issue borrower, lessor or similar party	Description of investment	Current value

		Separate account guaranteed interest contract:

*	MassMutual Retirement Services	Diversified Bond (at contract value)	$20,480,999

		Mutual funds:
*	MassMutual Select	Retire SMART, Income Fund	451,419
*	MassMutual Select	Retire SMART 2010 Fund	1,872,290
*	MassMutual Select	Retire SMART 2020 Fund	8,186,819
*	MassMutual Select	Retire SMART 2030 Fund	9,556,735
*	MassMutual Select	Retire SMART 2040 Fund	7,281,888
*	MassMutual Select	Retire SMART 2050 Fund	4,142,022
*	MassMutual Select	Select Indexed Equity Fund	8,757,433
	MFS Investment Management	MFS International Value Fund	2,929,293
	Goldman Sachs	Select Mid-Cap Value Fund	4,001,248
	Oppenheimer	Developing Markets Fund	714,218
	Victory Integrity	Select Small Company Value Fund	4,928,642
*	MassMutual Select	Select Small-Cap Growth Equity Fund	1,031,602
*	MassMutual Premier	Premier Global Fund	1,924,374
	Northern Funds	International Equity Index Fund	611,422
	Northern Funds	Bond Index Fund	812,411
	John Hancock	Strategic Income Fund	1,940,611
	RidgeWorth	Total Return Bond Fund	3,405,895
	Northern Funds	Small Cap Index Fund	662,783
*	MassMutual Select	Select Mid-Cap Growth II Fund	2,099,373
	T Rowe Price	Blue Chip Growth Fund	7,458,921
	T Rowe Price	Equity Income Fund	3,146,561
	Northern Funds	Mid Cap Index Fund	739,676

			76,655,636

*	The GEO Group, Inc.	Common Stock	10,177,146

		Notes receivable from participants, (interest rates from 4.25% to 9.25%, maturing no later than 2024)	5,689,507

		Total	$113,003,288

*	Party-In-Interest as defined by ERISA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The GEO Group, Inc.

Date:	/s/ Brian R. Evans
June 22, 2015	BRIAN R. EVANS
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm - Grant Thornton LLP